SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Datawatch Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

237917208 (CUSIP Number)

Christopher T. Cox, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Page 1)

CUSIP No. 237917208

1	NAME OF REPORTING PERSON WC Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Member Capital Contribution)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 665,966
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 665,966

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 665,966
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 237917208

1	NAME OF REPORTING PERSON The Estate of James Wood, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON OO (Estate)

*	On January 11, 2016, the Estate transferred its managing principal interest in WC Capital, LLC to Colleen M. Wood.

CUSIP No. 237917208

1	NAME OF REPORTING PERSON Colleen M. Wood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 423,764
	8	SHARED VOTING POWER 665,966*
	9	SOLE DISPOSITIVE POWER 423,764
	10	SHARED DISPOSITIVE POWER 665,966*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,089,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

*	By virtue of being a managing principal of WC Capital, LLC.

 CUSIP No. 237917208

1	NAME OF REPORTING PERSON Christopher T. Cox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 62,727
	8	SHARED VOTING POWER 665,966*
	9	SOLE DISPOSITIVE POWER 62,727
	10	SHARED DISPOSITIVE POWER 665,966*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 728,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

 * By virtue of being a managing principal of WC Capital, LLC.

 CUSIP No. 237917208

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed by the Reporting Persons on January 22, 2001 (the “Original Schedule 13D”) and Amendment 1 to the Original Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons on January 22, 2016, relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Datawatch Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 2 amends Items 4, 5, 6 and 7 of the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended by the addition of the following language:

The information stated in Item 6 is hereby incorporated by reference. In addition, WC Capital, LLC has entered into an agreement, dated as of November 5, 2018, to terminate the Investment Agreement (as defined herein) immediately upon the consummation of the merger pursuant to the Merger Agreement.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of Schedule 13D are hereby amended and restated in their entirety as follows: (a)-(c) At the close of business on November 5, 2018, WC Capital, LLC beneficially owned (and has shared power to vote and shared power to dispose or direct disposition) an aggregate of 665,966 shares of Common Stock, representing approximately 5.2% of the outstanding Common Stock. Mrs. Wood is the beneficial owner of 423,764 shares of Common Stock over which she has sole power to vote and sole power to dispose or direct the disposition. Mr. Cox is deemed to be the beneficial owner of the Common Stock held by WC Capital over which he has power to vote and power to dispose or direct the disposition. The ownership of each of the Reporting Persons is set forth in the following table: Stockholder Shares of Common Stock Percent WC Capital, LLC 665,966 5.2% The Estate of James Wood None 0.0% Mrs. Colleen Wood 1,089,730 8.6% Mr. Christopher Cox 728,693 5.7%

The foregoing percentages are based on 12,733,081 shares of Common Stock of Datawatch outstanding on July 25, 2018 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed by Issuer on July 27, 2018.

No transactions were effected by the Reporting Persons in shares of Common Stock during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On November 5, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Altair Engineering, Inc., a Delaware corporation (“Acquisition Parent”) Dallas Merger Sub, Inc. (“Acquisition Corp”). Pursuant to the Merger Agreement, and upon the terms and conditions thereof, Acquisition Corp agreed to commence a cash tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock for a purchase price of $13.10 per share. Following the consummation of the Offer, Acquisition Corp will be merged with and into the Issuer and become a wholly-owned subsidiary of Acquisition Parent.

Concurrently with the execution of the Merger Agreement, each of Mr. Cox and WC Capital, LLC entered into that certain Tender and Support Agreement (the “Support Agreement”) with Acquisition Parent and Acquisition Corp. Subject to the terms of the Support Agreement, unless the Merger Agreement has been validly terminated in accordance with its terms, each of Mr. Cox and WC Capital, LLC agreed to accept the Offer (as defined in the Merger Agreement) and to cause any shares of Common Stock held by them to be tendered in the Offer. Except as provided in the Support Agreement, each of Mr. Cox and WC Capital, LLC have agreed not to, among other things, transfer, sell, pledge or otherwise dispose of, or accept any tender or exchange offer with respect to, the shares of Common Stock held by them, in each case, until termination of the Support Agreement in accordance with its terms.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement filed as Exhibit 6 to this Amendment No. 2.

Item 7.	Materials to be filed as Exhibits

Item 7 of the Schedule 13D is amended by the addition of the following:

The following exhibit is incorporated into this Schedule 13D:

Exhibit 6        Tender and Support Agreement, dated as of November 5, 2018, among Altair Engineering Inc., Dallas Merger Sub, Inc., Mr. Cox and WC Capital, LLC

CUSIP No. 237917208

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2018

WC CAPITAL, LLC

By:	/s/ Christopher T. Cox
Christopher T. Cox
Managing Member

ESTATE OF JAMES WOOD

By:	/s/ Colleen M. Wood
Colleen M. Wood
Co-Executor of the Estate of James Wood

By:	/s/ Christopher T. Cox
Christopher T. Cox
Co-Executor of the Estate of James Wood

COLLEEN M. WOOD

By:	/s/ Colleen M. Wood

CHRISTOPHER T. COX

By:	/s/ Christopher T. Cox